# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PAVmed Inc., CIK 0001624326
CUSIP: 70387R502
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 360 MADISON AVENUE, 360 MADISON AVENUE, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 03/27/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001094891-25-000002
Filed by CIK 0001965743

## Reporting persons
- Tasso Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 912,996; shared voting power 0; sole dispositive power 912,996; shared dispositive power 0; aggregate amount beneficially owned 912,996 (14.3% of the class)
- Dana Carrera: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 914,246; shared voting power 0; sole dispositive power 914,246; shared dispositive power 0; aggregate amount beneficially owned 914,246 (14.3% of the class)

## Item 1. Issuer
Name of issuer: PAVmed Inc.
Address of issuer's principal executive offices: 360 MADISON AVENUE, 360 MADISON AVENUE, NEW YORK, NEW YORK, 10017.

## Item 2. Person Filing
Name of person filing: This amended Schedule 13G is filed by Tasso Partners, LLC ("Tasso Partners") and Dana Carrera ("Ms. Carrera," and together with Tasso Partners, the "Reporting Persons"). Ms. Carrera controls Tasso Capital, LLC, which in turn controls Tasso Partners. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 to the initial Schedule 13G, pursuant to which such Reporting Persons have agreed to file the Schedule 13G and all amendments thereto jointly in accordance with the provisions of Rule 13d-1(k) of the Act. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is: P.O. Box 503, Rumson, NJ 07760.
Citizenship: Tasso Partners is a limited liability company formed under the laws of Delaware. Ms. Carrera is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Tasso Partners beneficially owns 912,996 shares of common stock. Ms. Carrera may be deemed to beneficially own the shares of common stock held by Tasso Partners, because Ms. Carrera indirectly controls Tasso Partners. Ms. Carrera beneficially owns an additional 1,250 shares of common stock.
Percent of class: Tasso Partners and Ms. Carrera beneficially own 14.3% of the outstanding shares of common stock. The percentage of beneficial ownership is calculated based on 6,383,089 shares of common stock outstanding as of March 27, 2026, as set forth in the Company's annual report on Form 10-K filed on March 27, 2026.
Sole power to vote or to direct the vote:
Tasso Partners: 912,996
Ms. Carrera: 914,246
Shared power to vote or to direct the vote:
Tasso Partners: 0
Ms. Carrera: 0
Sole power to dispose or to direct the disposition:
Tasso Partners: 912,996
Ms. Carrera: 914,246
Shared power to dispose or to direct the disposition:
Tasso Partners: 0
Ms. Carrera: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Tasso Partners, LLC: /s/ Dana Carrera, Dana Carrera, Manager of Tasso Capital, LLC, which controls Tasso Partners, LLC (04/03/2026)
- Dana Carrera: /s/ Dana Carrera, Dana Carrera (04/03/2026)